# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Chicago Atlantic BDC, Inc., CIK 0001843162
CUSIP: 828174102
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 600 Madison Ave, Suite 1800, New York, New York (NY), 10022
Date of event which requires filing of this statement: 04/09/2025
Amends the filing with accession number 0001213900-24-087323
Filed by CIK 0002041022
Persons authorized to receive notices and communications: John Mazarakis, 420 N. Wabash Avenue, Suite 500, Chicago, Illinois (IL), 60611, (312) 809-7002

## Reporting persons
- Chicago Atlantic Loan Portfolio, LLC (CIK 0002041022): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Name of issuer: Chicago Atlantic BDC, Inc.
Address of issuer's principal executive offices: 600 Madison Ave, Suite 1800, New York, New York (NY), 10022
Comment: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D relates to the shares of common stock of Chicago Atlantic BDC, Inc. (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on October 11, 2024 (as amended on October 15, 2024, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 9, 2025, the Reporting Person distributed 14,338,594 shares of the Issuer's common stock to certain of its members. As of April 9, 2025, the Reporting Person was the beneficial owner of 0 shares of the Issuer's common stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares as to which the Reporting Person has sole power to vote or dispose of is stated in Items 7 and 9 on the cover page hereto.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in common stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On April 9, 2025, the Reporting Person ceased to be the owner of more than five percent of the Issuer's common stock.

## Signatures
- Chicago Atlantic Loan Portfolio, LLC: /s/ John Mazarakis, John Mazarakis (04/11/2025)